UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 7, 2009

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Explanatory Note

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) is furnishing this Form 6-K/A, which amends and restates in its entirety BBVA’s report on 6-K furnished to the
Securities and Exchange Commission on October 6, 2009 (the “Original Form 6-K”).
 The Original Form 6-K inadvertently omitted certain offer and jurisdiction restrictions applicable to the exchange offers described therein.  The sole purpose of this Form 6-K/A is to include such offer and jurisdiction restrictions.  As described below, the exchange offers are not being made, and will not be made, directly or indirectly, in the United States or to or for the account or benefit of U.S. persons, as defined in Regulation S under the U.S.
Securities Act of 1933, as amended (the “Securities Act”).  Securities may not be offered, sold or delivered in the United States absent registration under, or an exemption from the registration requirements of, the Securities Act.  The securities referred to herein have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, within the United States or to, or for the account or benefit of,
U.S. persons.

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), pursuant to the provisions of the
Spanish Securities Market Act, hereby

INFORMS

“BBVA International Preferred SA”, a subsidiary guaranteed at 100% by BBVA, has published an exchange offer in relation to 3 issues of preferred securities sold to institutional investors for a nominal amount of approximately 1,500 million euros.

The exchange will be for new preferred securities which will comply with current market standards and regulatory requirements in order to be accounted for as equity.

The amount of capital gains arising from this transaction will depend on the definitive level of acceptance of the exchange offer. Said capital gains shall be used to increase additional reserves.

Madrid, October 6, 2009

BBVA International Preferred, S.A. Unipersonal, a wholly owned subsidiary of
Banco Bilbao Vizcaya Argentaria, S.A., has today invited holders of its 3 series of existing Euro and Sterling denominated Tier 1 hybrid securities described below (the “Existing Securities”) to offer to exchange any and all of their
Existing Securities for new Euro and Sterling denominated Tier 1 hybrid securities (the “New Securities”) described below (the “Exchange Offers”).

Description of the Exchange Offers
The Existing Securities are all perpetual securities issued by BBVA
International Preferred:

Series and ISIN  Distribution Rate (%) Currency Issue Amount.  (MM) Call
Date Exchange Ratio (%) Cash Incentive Amount New Security
Series A XS0229864060  3.798 EUR 550 22/09/15 81.5 €80 per  €1,000 Euro New
Security
Series B XS0266971745  4.952 EUR 500 20/09/16 81.5 €80 per  €1,000 Euro New
Security
Series D XS0308305803  7.093 GBP 400 19/07/12 69.0 £100 per £1,000 Sterling New
Security

The New Securities:

Security Issuer Currency Structure and Distribution
Euro New Security BBVA International Preferred, S.A. Unipersonal EUR Series E
8.5% Perp NC5 Fixed/Floating Rate Non-Cumulative Perpetual Guaranteed Preferred
Securities
Sterling New Security BBVA International Preferred, S.A. Unipersonal GBP Series
F 9.1% Perp NC5 Fixed/Floating Rate Non-Cumulative Perpetual Guaranteed
Preferred Securities

Timetable of the Exchange Offers

Date and Time Event
15:30 CET, on 5 October 2009         Commencement of the Exchange Offers
5 p.m. CET, on 14 October 2009 Exchange Offer Deadline, unless extended, re-opened or terminated
15 October 2009 Announcement of the Exchange Offers’ results and of the applicable margin over EURIBOR or LIBOR, as the case may be, that will apply to each New Security when its Distribution rate changes to a floating rate basis
21 October 2009 Expected settlement date of the Exchange Offers
The complete terms and conditions of the Exchange Offers are set forth in an
Exchange Offer Memorandum dated 5 October 2009 (including the Preliminary
Prospectus annexed thereto) that will be sent to eligible holders of Existing
Securities at their request.
Offer and Jurisdiction Restrictions
Neither this announcement nor the Exchange Offer Memorandum referred to herein constitutes an invitation to participate in the Exchange Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws.  Neither this announcement nor the Exchange Offer Memorandum constitutes an offer to sell or buy or the solicitation of an offer to sell or buy the Existing Securities and/or New Securities, as applicable, and offers of
Existing Securities for exchange pursuant to the Exchange Offers will not be accepted from Holders thereof in any circumstances in which such offer or solicitation is unlawful.

United States
The Exchange Offers are not being made, and will not be made, directly or indirectly in or into, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States or to, for the account or benefit of, U.S. persons. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. Accordingly, copies of this announcement, the Exchange
Offer Memorandum and any other documents or materials relating to the Exchange
Offers are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to U.S.
persons, and the Existing Securities cannot be offered for exchange in the
Exchange Offers by any such use, means, instrumentality or facilities or from within the United States or by U.S. persons. Any purported offer of Existing
Securities for exchange resulting directly or indirectly from a violation of these restrictions will be invalid and any purported offer of Existing
Securities for exchange made by a U.S. person, a person located in the United
States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the
United States or for a U.S. person will be invalid and will not be accepted.
This announcement and the Exchange Offer Memorandum is not an offer of securities for sale in the United States or to U.S. persons. Securities may not be offered or sold in the United States absent registration under, or an exemption from the registration requirements of, the Securities Act. The New
Securities and the guarantees thereof have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. persons.  The purpose of this announcement and the Exchange
Offer Memorandum is limited to the Exchange Offers and this announcement and the
Exchange Offer Memorandum may not be sent or given to a person in the United
States or otherwise to any person other than in an offshore transaction in accordance with Regulation S under the Securities Act.
Each Holder participating in an Exchange Offer will represent that it is not located in the United States and is not participating in such Exchange Offer from the United States, that it is participating in the Exchange Offer in accordance with Regulation S under the Securities Act and that it is not a U.S.
person or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in the
Exchange Offer from the United States and is not a U.S. person. For the purposes of this and the above two paragraphs, United States means the United States of
America, its territories and possessions, any state of the United States of
America and the District of Columbia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 7,2009	By:	JAVIER MALAGON NAVAS
	Name:	JAVIER MALAGON NAVAS
	Title:	AUTHORIZED REPRESENTATIVE